October 30, 2007

Mail Stop 4561

Mr. Walt Tatum
Acting Chief Financial Officer
Rhino Outdoor International, Inc.
1191 Center Point Drive
Henderson, NV 89704

Re: Rhino Outdoor International, Inc.
        Form 10-KSB for the year ended December 31, 2006
        Form 10-QSB for the quarter ended March 31, 2007
        File No. 333-62690

Dear Mr. Tatum:

We issued comments to you on the above captioned filings on July 27, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 14, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 14, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Rachel Zablow at (202) 551-3428 if you have any questions.

                                    Sincerely,

                                    Linda van Doorn
                                    Senior Assistant Chief Accountant